UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
                                                      September
13,
2006

via facsimile and U.S. mail

Mr. Mike J. Ulrich
JPMorgan Chase Bank N.A., Trustee
Institutional Trust Services
221 West Sixth Street, 1st Floor
Austin, Texas 78701


      Re:	MV Oil Trust
		Registration Statement on Form S-1
      Filed August 14, 2006
		File No. 333-136609

Dear Mr. Ulrich:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-1

General
1. To eliminate the need for us to issue repetitive comments, please
make appropriate corresponding changes to all disclosure to which
a
comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.
2. Please file all omitted exhibits, including the opinions of counsel
regarding trust and tax matters. Also ensure that you file all material contracts, including the Operating Agreement of MV Partners referenced on page 29.  Note that you will need to allow time for our
review once you file all these documents.
3. In the amended registration statement, fill in all blanks other
than the information that Rule 430A permits you to omit.   Also
include updated disclosure, including the financial information for
the quarter ended June 30, 2006, and advise us regarding the status of
your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form
S-1, include brackets to indicate this. We also encourage you to include your internet address in your filing. See Item 101(e) of Regulation S-K.
4. Provide for our review and comment any graphics or other
artwork
you propose to include in the prospectus.
5. Revise to give effect to Securities Act Release No. 33-6900 and Securities Act Industry Guide 5. Among other things, you fail to include the cover page disclosure mandated by Section II.A.3.a of the release, and you need to include the undertakings required by Item
20
to Industry Guide 5. See generally Sections II.A.3.f, II.B.2, and II.B.3.b of Securities Act Release No. 33-6900. We may have additional comments.
6. In connection with the quarterly distribution the trust intends to distribute to unitholders, as well as the reference at page 7 to the expectation of "attractive returns on capital deployed," we refer you to the Commission`s policy on projections in Item 10(b) of Regulation
S-K. With regard to all subjective statements regarding future performance, define in context assertions like "attractive returns."
We may have additional comments.

Cover Page

7. Please disclose the components of the structuring fees to be paid to Raymond James & Associates, Inc.
Prospectus Summary, page 1
1. Eliminate repetitive disclosure throughout your prospectus.
The
summary in particular should focus on only the most material aspects of your offering. You mention at least three times by page 3 what comprises your "underlying properties," for example.
2. You refer at page 1 to "numerous additional development opportunities," as well as the million-dollar cap on a reserve for future capital expenditures. At page 5, you explain further how capital expenditures may be made, and the expected amounts.
Please
revise to clarify in each case how your restrictions and the trust`s purpose limit development and further expenditures. Also tie together these related points so that the reader can obtain a clearer view of how your business will balance cash distributions against the desire to offset or mitigate accelerated production declines.

Historical Results from Underlying Properties, page 10

8. On page 11 you provide a table that presents the excess revenues over direct operating expenses for the underlying properties, excluding the effects of hedges and other derivative activity.
You
explain that you believe the presentation of this measure is useful because it helps investors understand the operating performance of the underlying properties unaffected by your hedging arrangements. As you have hedged approximately 82% to 88% of expected production for the years 2006, 2007, and 2008; and 56% to 58% of expected production for
2009 and 2010, please tell us why you believe it is useful to present a measure that excludes the effects of your hedges and other derivative activity. In addition, please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K. Risk Factors, page 18

9. Eliminate language that mitigates the risk you present. Examples include the reference to "large credit-worthy institutions" at page 26 and statements that begin with "although" on pages 18 and 20. Also state the risk directly and plainly, eliminating statements such as
"[n]o assurance" on pages 24 and 25.

10. Revise generally to ensure that each caption clearly identifies and each risk factor clearly discusses the risks associated with the facts you describe. Many of your risk factors merely state facts, including the last risk factor on page 19.

11. We note that two customers account for more than 10% of the revenues generated from the underlying properties. If material, please discuss the risk associated with the loss of any substantial customers.
3. If you are aware of any jurisdictions that have not recognized the limited liability you cite under "Courts outside of Delaware" at page
24, expand the risk factor to identify them.

Management of MV Partners, page 32

12. Please provide the compensation information required by Item
402
of Regulation S-K for those individuals comprising MV Partners` executive management team.

Projected Cash Distributions, page 38

13. Include a detailed tabular presentation, based upon the historical information you have available, to show the estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay. With a view toward disclosure, also provide the staff with a table that reflects what payments would have been for the most recent four fiscal quarters, if this information is available or can be obtained. We may have additional comments.
4. It appears inappropriate to suggest that the assumptions "are unlikely to be accurate." Similarly, it is unclear which information is "not fact." Revise to clarify.

Significant Assumptions Used to Prepare the Projected Cash
Distributions, page 42

14. We note that the projected cash distribution per trust unit for the twelve months ending December 31, 2007 is $3.02, as compared to
$1.09 for the pro forma year ended December 31, 2005 (per the unaudited pro forma Statements of Distributable Income on page F-
14).
Please expand your disclosure to explain the factors resulting in the significant increase in your projected cash distribution per trust unit.

Production Estimates, page 42

15. You explain that production from the underlying properties for 2007 is estimated to be approximately 1,134 MBOE (assuming 6 Mcf = 1
BOE).  Revise your discussion to explain why this production estimate
is significantly greater than the actual production for 2005 of
1,073
BOE, and the annualized production for 2006 of 1,052 BOE (2,884 BOE per day * 365 days). As part of your expanded disclosure, please address why you believe production will increase during 2007, considering you also expect a 3.5% annual average decline in production over the next 20 years (as explained on page 45).

Costs, page 43

16. Within your discussion you provide the amount of expenses per trust unit. Please tell us why you have provided the amount of expenses on a per trust unit basis, as compared to a per barrel basis as presented in other portions of the document. For consistency and comparability purposes, please provide a consistent measure throughout the document. In addition, to the extent your estimates of these costs vary from the historical results, please disclose the underlying reasons for the differences.

The Underlying Properties, page 44

17. Please provide the liquidity and capital resources information required by Item 303 of Regulation S-K. Also ensure that you discuss any trends and uncertainties that might have a material favorable or unfavorable impact on your revenues or income.

Discussion and Analysis of Historical Results of the Underlying
Properties, page 46

Hedging and Other Derivative Activities, page 46

18. You explain that a majority of the increase in hedging and other derivative activities expense is a result of the ineffectiveness of hedges and other derivatives currently in place. Please expand your disclosure to explain the underlying reasons hedge ineffectiveness increased, and the likelihood that past performance is indicative of future performance (e.g. do you expect continued hedge ineffectiveness and why). Please include similar revisions throughout your document in areas where results of the period are compared to the prior period.

Competition and Markets, page 59

19. If practicable, please identify your competitors and your competitive position among such competitors.

20. Please identify any customers that account for more than 10% of the revenues generated from the underlying properties. In this regard, we note your disclosure on page MV-6. Also file as exhibits any material contracts with such customers.

Environmental Matters and Regulation, page 59
5. Rather than summarizing "some" laws and regulations, describe all those that are material to an understanding of your business.



Description of the Trust Units, page 71
6. Expand the tabular disclosure to describe in greater detail the trustee`s fiduciary duties.

Federal Income Tax Consequences, page 76

21. Explain why counsel has rendered an opinion that only applies to trust unitholders that purchase "upon the initial issuance at the initial issue price."

22. Advise us whether you or counsel are aware of any circumstances in which similar securities were accorded the treatment you propose by the IRS. We may have additional comments.

23. Explain in greater detail why the net profits interests
"should be
treated" in the manner you describe under "Classification of the Net
Profits Interests." Also explain why counsel is not rendering a "will" opinion for that purpose. We may have additional comments.

24. Disclose in the prospectus the "projected payment schedule" to which you refer at page 79.

25. Please revise the last paragraph under this section. The statement that the "discussion of U.S. Federal Income Tax considerations is for general information only" inappropriately suggests that readers may not be able to rely on the information and the opinions set forth in this section.

State Tax Considerations, page 83
7. The disclosure you include is incomplete. Provide a more useful description of the applicable laws regarding nonresident unitholders and potential tax withholding, if material. If you believe that this information would not be material to investors, explain why. We may have additional comments.

Underwriting

Lock-up Agreement, page 86

26. Disclose whether Raymond James & Associates, Inc. has any present intent or any understandings, tacit or explicit, to release the lock-ups early.





Financial Statements, page F-1

General

27. Please update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.

MV Oil Trust Unaudited Pro Forma Financial Information, page F-12

Unaudited Pro Forma Statement of Assets and Trust Corpus, page F-
13

28. It appears that you intend to value the investment in the Net Profits Interests transferred to the Trust at the proposed market price (fair value) of the Trust units issued to MV Partners. As indicated at SAB Topic 5.G, transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company`s initial public offering are generally recorded at the transferors` historical cost basis. Please tell us why you have not valued the investment at MV Partner`s historical cost. Within your response, please include any applicable accounting literature you relied upon in determining the value of the investment.

Unaudited Pro Forma Statements of Distributable Income, page F-14

29. We note that you have adjusted the statements of distributable income for the Trust`s general and administrative expenses. In footnote (b) of the pro forma adjustments, you explain that the Trust`s general and administrative expenses are estimated at $600,000 annually, excluding the contractual administrative fee payable to MV
Partners of $60,000. Adjustments within the pro forma table should be limited to events that are directly attributable to the specific transaction, factually supportable and expected to have a continuing impact. Please tell us if the adjustments you have made for general and administrative expenses meet these requirements. If not, such adjustments should be identified in narrative disclosure in the pro forma area, rather than adjusted in the tabular presentation. Refer to Article 11-02(b) of Regulation S-X for further guidance.











Information about MV Partners, LLC, page MV-1

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of MV Partners, page MV-9

Liquidity and Capital Resources, page MV-15

Financing Activities, page MV-17

30. You explain that your bank credit facility requires you to maintain a current ratio of not less than 1.0 to 1.0, and that you are in compliance with all of the covenants of the facility. However, under the generally accepted definition of the current ratio (current assets/current liabilities), your ratio as of December 31, 2005 is approximately 0.51 to 1.0 ($12.6 million/$24.8 million). Please provide a brief definition of the current ratio as defined in your revolving credit facility, to provide the reader the information necessary to recalculate the ratio.

Contractual Obligations, page MV-18

31. We note footnote (1) to the table of contractual obligations in which you state "This table does not include any liability associated with derivatives." Please expand your disclosure to explain why you believe excluding the amounts related to derivatives is appropriate.

Financial Statements - MV Partners LLC, page MVF-1
Note B - Oil and Gas Properties, page MVF-11

32. We note that you identify asset retirement costs as a separate line item in your table of capitalized costs and costs incurred for each year, which is contrary to the guidance in paragraph 11 of SFAS
143, requiring adjustment to the asset to which an asset retirement liability relates. Accordingly, we believe that you should reclassify the asset retirement costs to the related line items to which the corresponding asset retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedules, if so desired. You may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:
http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Note C - Note Payable, page MVF-12

Aggregate Commitment Amount, page MVF-13

33. You state that "The Partnership believes it is in compliance with the required debt covenants at December 31, 2005 and March 31, 2006."
Please revise your disclosure to state definitively whether you have or have not complied with all required debt covenants.

Note D - Financial Instruments, page MVF-13

34. Please expand your disclosure to include the estimated amount of unrealized gains and losses expected to be reclassified into earnings in the next 12 months as required by paragraph 45 of SFAS 133.

Unaudited Pro Forma Financial Information - MV Partners, LLC, page
MVF-23

Unaudited Pro Forma Balance Sheet, page MVF-24

35. We note from the balance sheet and corresponding footnote (e) to the pro forma adjustments that you present a deferred gain on sale of the net profits interest in the amount of $121.4 million. Please tell us why you have deferred the recognition of the gain, and why you have presented it as a long term liability. Within your response please include any applicable accounting literature you relied upon in reaching your conclusions.

Signatures, page II-5

36. Please revise to eliminate your reference to Rule 462(b) of the
Securities Act, which appears to be incorrect.

Engineering Comments

General

37. Some of these comments request that you submit supplemental information. If you wish that we return these materials to you upon completion of our review, you must make this request at the time that
you furnish the materials.   See Rule 418(b) under Regulation C.

Prospectus Summary, Page 3

Summary Proved Reserves, page 8

38. Please furnish to us the reserve report that served as the basis for the proved reserves disclosed here. You should include:

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;
b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
c) Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed and in the proved undeveloped categories as well as the AFE for each of the three PUD projects;
d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these six largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in these largest properties. Include analogies and other support for your assumed drainage areas and recovery efficiencies.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
Attn:  Ronald M. Winfrey

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marc Wojciechowski at (202) 551-3759 or
Jennifer
Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551- 3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg,
Special Counsel, at (202) 551-3707 with any other questions.

      					Sincerely,



      					H. Roger Schwall
      Assistant Director

cc: 	M. Ulrich
      M. Wojciechowski
	J. Gallagher
      T. Levenberg
      C. Moncada-Terry
Mr. Mike J. Ulrich
MV Oil Trust
September 13, 2006
Page 11